Hi

I'm following up on my email of last week about our "test-the-waters" campaign on Wefunder. We are depending on the community that has supported us so far to help catalyze the next round of funding for commercializing our electricity-generating window.

The following link is for reserving early shares in the round and has more information than the page I sent last week. We need initial shares to be reserved before the campaign goes public, so please check out the page and consider continuing your support of our exciting and important product. I will be really grateful if you do.

https://wefunder.com/stellariscorporation

Again, thanks so much for getting us to where we are now.

Best regards,

Jim